Wildeye

Technology | Entertainment | Software | Community | B2C

Pay to talk with influencers via private video calls

WILDEYE.COM INCLINE VILLAGE NEVADA


REACH THE
UNREACHABLE



We believe in human connection. We want to help people connect with influencers and professionals they admire for meaningful conversations that can change their lives. We also want to help influencers and professionals easily access a new stream of income that can support their work. And we want to make a profit for providing excellent service.

Ted Cohn CEO & CTO @ Wildeye

Why you may want to support us...

1. We plan to go public in 2021.
2. We leverage the network effect of millions of influencers promoting to 3.8 billion followers.
3. CEO/CTO worked for Steve Jobs at NeXT and authored 10 technology patents.
4. Millions of professionals are looking to monetize remotely in the age of Covid-19.
5. Those investing the first $500,000 get a 50% discount on the share price.

Why investors ❤ us

WE'VE RAISED $38,200 SINCE OUR FOUNDING



I've known the founder and CEO, Ted Cohn, for years. I believe he has the technical wherewithal, team, connections, chutzpah, and perseverance to make Wildeye a success.

I've also known Wildeye's public listing advisor, Joel Arberman, for years. He has taken many companies public and has the scars to prove it. It isn't trivial. I'm thrilled by Wildeye's intention to go public before the vast majority of the value appreciation has happened. It's long past time to allow Main Street investors who are willing to take the risks with an early stage company to reap their just rewards.

I'm equally thrilled to support an organization that will allow influencers to

... *read more*

Marc Bejarano Private Investor

LEAD INVESTOR | INVESTING $100,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Ted Cohn

CEO & CTO

Ted has 30+ years of experience in consumer software development and worked for Steve Jobs at NeXT. He's developed cutting-edge products for numerous companies including Apple, Barnes & Noble, Ugobe, and he has been awarded 10 patents.



Diane Cohn

President & CMO

Diane has 20+ years of experience in digital marketing for luxury brands, including corporate communications at Apple and digital strategy at Chase International. She's also an emerging YouTube influencer with 80,000 monthly views.



Curtis Sasaki

Product Advisor

Former VP & Head of Product Management at Samsung, VP Sun Web and Customer Experience at Sun, Apple, NeXT, General Magic.



Bob Christopher

Strategic Advisor

Diamond Edge Ventures, Director of Innovation at Panasonic, CEO Ugobe, Robotics, Entrepreneur, Business Development, Operations.



Christine Zalocha

Marketing Advisor

VP Marketing at Aura Frames, Director of Content & Social Strategy at SoFi, Director of Social Media Strategy & Community at Credit Karma, Head of Marketing at GoldieBlox.



Joel Arberman
Direct Listing Advisor
Managing Member of Meraki Partners LLC (www.PublicFinancial.com), which helps entrepreneurs take their company public so they can use shares to raise capital, recruit talent and complete acquisitions. Former partner of an investment banking firm.

Downloads

BidToTalk Wefunder 2020.09.22.pdf

Wildeye—Helping fans connect with influencers, one conversation at a time.

Spotting opportunity.

Ted Cohn worked remotely as a software developer for 16 years, and sometimes that got lonely. He was looking to connect with mentors to help him with his consulting business.

Diane Cohn was a budding YouTuber who noticed that big creators have hundreds of fans asking questions that go unanswered, some offering to pay to speak with them.

Then a viewer approached Diane and offered to pay to speak with her. The lightbulb went on, she and Ted collaborated, and Wildeye's BidToTalk was born.



How do you connect with influential people?

Billions of followers want to connect with millions of influencers but can't because the influencers are inundated by too many requests.

Millions of influencers are looking for new ways to monetize. They want to connect with fans but want to do it conveniently and safely on their own terms.



So we created a BidToTalk, a marketplace where people can bid or pay for private video calls with influencers.

Influencers, athletes, professionals, and personalities can auction specific time slots for video calls to the highest bidder. Or, they can simply charge a fixed fee to speak to fans during the time slots they make available.

Our technology handles search, bidding, scheduling, payment processing, security, and video calls. Fans get access to influencers, and influencers get an easy way to monetize.


BID TO TALK
Discover
Reach the unreachable.
Bid what you want or pay a flat fee to video chat with your role model, celebrity crush, or dream boss.
Discovery
Community of inspiration
Bidding
Pay what you want to spend
Conversation
Connect over video chat
Safety
Secure video technology


Live Auctions
Place your bid on a limited time auction to secure a one-on-one chat with your favorite influencer.
Ends in 14 minutes
YOLANDA REEVES
Sports
Ends in 7 days
JASMINE TANAKA
Celebrity
Ends in 21 hours
TED COHN
Professional
Ends in a day
KIRK SURFER
Sports
Ends in a day
DAN RIVERA
Gamer

How we make money.

Our business model is simple. We charge 20% for every video call.

3.8 billion people use social media, and the top 1% are 38 million influencers. Influencer marketing is a $10 billion industry, and the professional consulting industry is $130 billion.


A Massive Market Opportunity
Global social media users from 2010 to 2023 (in billions)
Oberlo
3.1 billion social media users
Top 10% (310 million) are influencers
$10 billion influencer marketing industry
$130 billion consulting market
Global reach and viral network effect with BidToTalk links and mentions across social media
Source: Digital 2020 Report
© WILDEYE 2020

The road ahead.

We plan to launch the commercial version of the platform within 90 days of funding and intend to scale rapidly. Our plan is to go public in 2021, and we intend to start the Direct Public Offering process concurrently with product development.

The reason we're going public early is that it should open additional financing opportunities and provide stock options to incentivize staff and talent.



A team that delivers.

The founding team has been working successfully together for over 30 years.

CEO/CTO Ted Cohn has been a software developer for both high-profile companies and startups such as Apple, Excite, and Barns and Noble. He worked for Steve Jobs at NeXT and has 10 patents.

CMO/President Diane Cohn has a background in digital marketing for luxury brands such as Apple and Chase International and is an emerging YouTube influencer with 80,000 monthly views.

We also have a top-tier advisory team, some talented hires in the works, and just about everybody we talk to loves what we're doing:


Why YouTuber Mariah Vitoria Loves BidToTalk
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Why YouTuber Greg Rengstrom Loves BidToTalk
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Why Supporter Nachi Mehta Thinks Wildeye is Brilliant
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Why Advisor Christine Zalocha is Excited to Contribute
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Why Advisor Curtis Sasaki Thinks Wildeye is Right on Trend
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Why Advisor Bob Christopher Thinks Wildeye will Kill it
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Help us help people connect with those they admire.

This is a win-win in an emerging market. We have the technical and marketing expertise to launch, grow, and build a successful, profitable company, and we'd like you to join us.

Invest with us today.

Try it out. [LINK TO BETA]

Investor Q&A

– COLLAPSE ALL

What does your company do?

We provide a marketplace that lets people bid or pay for video calls with influencers, athletes, professionals, and personalities worldwide.

Where will your company be in 5 years?

We hope to have 100,000 active influencers, $195 million annual revenue, with fans and customers enjoying 2.6 million meaningful video conversations per year.

Why did you choose this idea?

We believe in human connection. We want to help people connect with influencers and professionals they admire for meaningful conversations that can change their lives. We also want to help influencers and professionals easily access a new stream of income that can support their work. And we want to make a profit for providing excellent service.

What problem does this solve?

We solve two big problems: 1) millions of influencers are looking for easy ways to monetize and better connect with fans, and 2) billions of followers want to connect with influencers, but can't because the influencers are inundated by too many requests. Our platform enables influencers to prioritize conversations by auctioning or selling specific time slots to motivated followers.

Who are your competitors?

Superpeer is our closest competitor. They appear to be focused on recruiting professionals who do not have large followings versus influencers who do. They also do not have consumer discovery.

Cameo is our next closest competitor, a service where customers hire celebrities to record personalized video clips. Although they have a large selection of actors, athletes, musicians, comedians, and creators, the format lacks meaningful connections via live conversation with fans. Recently they began experimenting with Zoom calls, with over 90 influencers participating.

How are you different?

In addition to selling time for money at a fixed price like our competitors, we also enable influencers to auction their time to the highest bidder, letting the market set their price—a potentially lucrative proposition for influencers and exciting for fans. We also offer discovery to keep customers excited and engaged by the chance to speak with others.

How big is the market?

3.8 billion people use social media, and 38 million (1%) are influencers. Influencer marketing is a $10 billion industry and growing, and the professional consulting industry is $130 billion. The opportunity is enormous.

When will the platform launch?

We plan to launch commercially within 90 days of funding.

How will you acquire customers?

Our primary sales force will be the influencers themselves, creating a powerful network effect. They promote their time for sale to their thousands to millions of followers with custom BidToTalk and PayToTalk links, bringing buyers to our marketplace.

We plan to partner with an influencer marketing agency (discussions in progress) to recruit influencers to the marketplace, create influencer marketing programs to encourage consistent use, pursue a content marketing/SEO strategy to increase website traffic, create an affiliate sales program that rewards closed transactions, and run advertising campaigns on Facebook, Instagram, YouTube, LinkedIn, and Twitter to bring both influencer and buyer traffic.

What are the biggest risks of failure?

Insufficient influencer participation to reach critical mass, insufficient buyer traffic, insufficient funding, unexpected costs.

How do you make money?

We charge a 20% fee for every conversation we broker.

How do I know your team can deliver?

Our team has more than 100 years of combined experience in software development and digital marketing for some of the biggest names in Silicon Valley. We have the knowledge, connections, and drive to deliver a superior product, experience, and results.

How much are you paying yourselves?

We are not paying ourselves at this time, however, upon reaching $500,000 in funding, our two founders will be paid a stipend of $3000 per month each.

Isn't it too early to go public?

No. Going public sooner rather than later provides distinct advantages, including—wider access to equity and debt financing, stock options to attract, retain and reward team, improved industry reputation and credibility, easier to complete acquisitions, less dilutive stock acquisitions, increased shareholder liquidity, and reduced business risk.

How long will it take to go public?

We anticipate it taking approximately 8-9 months once we start the process.

How did you come up with this valuation?

Our valuation at this stage is fairly standard and reasonable for a technology startup, plus we've priced in the value of the public listing.

Which influencers have already committed?

YouTuber Mariah Vitoria and others we know personally have committed. We are engaging an influencer marketing firm to help us obtain influencer commitments.

How will you decide whether an influencer should be permitted on the platform?

We don't decide. Anyone can sign up to charge for their time, either fixed bookings or auctioned calls.

How much will you charge influencers and why?

We charge a 20% fee per video conversation for easy, one-stop handling of fan calls. We'll offer a native, masked and secure, high-quality video experience for influencers and fans, with the option to live stream and/or record video conversations for later use. We also provide customer support to help resolve any issues.

Why should someone invest in your company?

We have the team, strategy, operating structure, and technology and marketing experience to generate profits by helping influencers and their fans complete 1:1 video calls—an untapped, emerging, and enormous opportunity in a market that we can potentially dominate. Your investment helps us implement our plan and enables you to participate as a part-owner of our anticipated success.

Did Ted really work for Steve Jobs? If so, what did he do for him?

Yes. Ted developed innovative graphics and media software for NeXTstation and NeXTdimension Color workstations at NeXT. He added support for real-time video recording and display, image compositing, and extending the window server to support multiple displays, for which he was awarded US Patent #5,388,201.

Why is the company called Wildeye and the website BidToTalk?

BidToTalk is Wildeye's first service, and we want to leave the door open to add additional services in the future.

Who is the BidToTalk for?

The service is intended for anyone who wishes to speak with someone they admire and is willing to pay for that privilege.

How does BidToTalk work?

Influencers create a profile on the platform with a short introductory video enticing people to bid or pay for a video call offered at specific times. The influencers then promote their availability to their followers across social media channels using a custom BidToTalk button that we provide.

Fans come to the site via these links, check out the influencer's offerings, then bid to talk if the influencer is running an auction or pay to talk if they've made time available for a set price. Fans can also browse the platform to find other influencers they may want to bid on or pay to have a video conversation with.

Influencers will be able to redirect their earnings to charity if desired. Sponsored calls are also an option that offers fans free calls who may not have the means to pay. Recipients may be chosen by the sponsor, influencer, community, or by random drawing.

For influencers, BidToTalk provides an easy stream of income to help support their work. It gives fans the incredible opportunity to speak to those who inspire them, creating moments that can change their lives.

What do you understand about your business that others don't get?

Influencers want to monetize their time, and fans want to have more meaningful connections with influencers, conversing one-to-one.

Are Ted and Diane married?

Yes, more than 30 years. They work well together.

Will you support charity?

Yes, we plan to make it possible for influencers to easily divert all or part of their earned marketplace income to one of a selection of charities.

Is the service just for rich people?

Not at all. We hope to help connect those less able to pay by creating opportunities for free, sponsored calls, and other community initiatives.